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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August, 2003

                        Commission File Number: 001-13240

                      Empresa Nacional de Electricidad S.A.

                      National Electricity Co of Chile Inc
                 (Translation of Registrant's Name into English)

                                 Santa Rosa 76,
                                 Santiago, Chile
                                  (562) 6309000
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F |X|     Form 40-F |_|

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                             Yes |_|            No |X|

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                             Yes |_|            No |X|

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:

                             Yes |_|            No |X|

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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ENDESA-CHILE

Mr Alejandro Ferreiro Yazzigi
Superintendent of Securities and Insurance
Santiago
CHILE

                                Ref.: Attached press release stating

Dear Sir,

      With respect to the subject at heading, we enclose a copy of the press release and its translation issued on August 18, 2003 in Curitiba, Brazil by the companies Companhia Paraenense de Energia COPEL and Companhia de Interconexao Energetica - CIEN (an associate company of Endesa-Chile).

      The press release reports the agreement reached between the companies following commercial negotiations concerning compliance with Firm Capacity and Associated Electricity Supply contracts for 800 MW corresponding to the Second Interconnection Line (Garabi - Ita) between Brazil and Argentina.

      We advise you that, as reported in the financial statements of Endesa at June 30, 2003, Companhia Paraenense de Energia COPEL suspended payments due under these contracts to our associate company Companhia de Interconexao Energetica - CIEN in January 2003, alleging an economic and financial imbalance in these contracts in force since 1999.

                Yours sincerely,


                              Hector Lopez Vilaseco
                                 General Manager


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Companhia Paranaense de Energia (Copel)
Companhia de Interconexao Energetica (CIEN)

Press Release

Compania Paranaense de Energia (Copel) and Compania de Interconexion Energetica
(Cien) advise that they have signed today in Curitiba a memorandum of understanding amending the terms of the electricity purchase contracts in force since late 1999.

The new contract contains the following main points:

      -     50% reduction in the energy volume contracted (now 400 MW);

      - Reduction in the term of the contracts from 20 to 7 years (from January 1, 2003 to December 31, 2009);

      - Tariffs in Brazilian reals with monetary correction recognized by the National Electricity Agency (Aneel), permitting the homologation of the contracts by the grantor;

      - Renegotiation of the accumulated charges since January 2003 when Copel suspended transfers under the contracts.

The result of the negotiations was due to the efforts of both companies to protect the interests of shareholders, customers and the market in general.

                        Curitiba, Brazil, August 18, 2003


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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        EMPRESA NACIONAL DE ELECTRICIDAD S.A.


                                        BY:     /S/ HECTOR LOPEZ VILASECO
                                             --------------------------------
                                                   Hector Lopez Vilaseco

                                                      General Manager

Dated: August 19, 2003


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